03000173

RECD S.E.C.
MAY 2 7 2003
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
(Amendment No. 2)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Dampskibsselskabet af 1912, Aktieselskab
(Name of Subject Company)

PROCESSED
MAY 3 0 2003
THOMSON FINANCIAL

The Steamship Company of 1912, Limited
(Translation of Subject Company's Name into English (if applicable))

Kingdom of Denmark
(Jurisdiction of Subject Company's Incorporation or Organization)

Aktieselskabet Dampskibsselskabet Svendborg
(Name of Person(s) Furnishing Form)

A-shares, nominal value DKK 1,000 per share of Dampskibsselskabet af 1912, Aktieselskab
A-shares, nominal value DKK 500 per share of Dampskibsselskabet af 1912, Aktieselskab
B-shares, nominal value DKK 1,000 per share of Dampskibsselskabet af 1912, Aktieselskab
B-shares, nominal value DKK 500 per share of Dampskibsselskabet af 1912, Aktieselskab
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Michael V. Møller, Esq.
Dampskibsselskabet af 1912, Aktieselskab
50, Esplanaden
DK-1098 Copenhagen K. Denmark
Telephone: +45 3363 3665
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

With a copy to:
Martin F. Conniff, Esq.
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178
212 309 6000

May 6, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are furnished as exhibits to this Form:

Exhibit No.	Description
I.1(a)-1	English translation of joint Merger Plan, dated May 6, 2003, prepared by the boards of directors of Dampskibsselskabet af 1912, Aktieselskab ("1912") and Aktieselskabet Dampskibsselskabet Svendborg ("Svendborg") relating to the merger of 1912 and Svendborg, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-2 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-2	English translation of Appendix to joint Merger Plan containing amendments to Articles of Association of Svendborg that shall immediately after the merger apply to Svendborg, as the surviving company, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-3 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-3	English translation of joint Merger Statement, dated May 6, 2003, concerning the merger plan prepared by the boards of directors of 1912 and Svendborg relating to the merger of 1912 and Svendborg, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-4 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-4	Merger Accounts as at 1 January 2003 for the merger between Svendborg and 1912, dated May 6, 2003, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-5 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-5	English translation of Valuation Experts' Statements and Opinions, dated May 6, 2003, concerning merger consideration for the shares of 1912 and security of creditors in the individual companies, relating the merger of 1912 and Svendborg, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-6 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-6	English translation of Prospectus, dated May 6, 2003, prepared by Svendborg for the purpose of the issue of bonus shares to the shareholders of Svendborg in accordance with the joint Merger Plan, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-7 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-7	English translation of Prospectus, dated May 6, 2003, prepared by 1912 for the purpose of the issue of bonus shares to the shareholders of 1912 in accordance with the joint Merger Plan, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-8 of Part II of Form CB submitted on May 7, 2003).

(b) Not applicable.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included on the outside cover page or other prominent portion of each of the documents furnished as the following exhibits to this Form: Exhibits I.1(a)-1 through I.1(a)-7; Exhibits II(1)-2 through II(1)-8; Exhibits II(1)-10, II(1)-11, II(1)-12 and II(1)-14.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents are furnished as exhibits to this Form:

Exhibit No.	Description
II(1)-1*	English translation of Announcement to the Copenhagen Stock Exchange, dated May 6, 2003, concerning the merger plan of 1912 and Svendborg, with the enclosures listed above as Exhibits II(1)-2 through II(1)-8.
II(1)-2*	English translation of joint Merger Plan, dated May 6, 2003, prepared by the boards of directors of Dampskibsselskabet af 1912, Aktieselskab ("1912") and Aktieselskabet Dampskibsselskabet Svendborg ("Svendborg") relating to the merger of 1912 and Svendborg.
II(1)-3*	English translation of Appendix to joint Merger Plan containing amendments to Articles of Association of Svendborg that shall immediately after the merger apply to Svendborg, as the surviving company.
II(1)-4*	English translation of joint Merger Statement, dated May 6, 2003, concerning the merger plan prepared by the boards of directors of 1912 and Svendborg relating to the merger of 1912 and Svendborg.
II(1)-5*	Merger Accounts as at 1 January 2003 for the merger between Svendborg and 1912, dated May 6, 2003.
II(1)-6*	English translation of Valuation Experts' Statements and Opinions, dated May 6, 2003, concerning merger consideration for the shares of 1912 and security of creditors in the individual companies, relating the merger of 1912 and Svendborg.
II(1)-7*	English translation of Prospectus, dated May 6, 2003, prepared by Svendborg for the purpose of the issue of bonus shares to the shareholders of Svendborg in accordance with the joint Merger Plan.
II(1)-8*	English translation of Prospectus, dated May 6, 2003, prepared by 1912 for the purpose of the issue of bonus shares to the shareholders of 1912 in accordance with the joint Merger Plan.
II(1)-9**	English translation of advertisement published in the Danish Gazette in Denmark on May 10, 2003, concerning information regarding where copies of the prospectuses could be obtained.
II(1)-10**	Wall Street Journal advertisement published on May 12, 2003, concerning information regarding where copies of the prospectuses could be obtained.

* Previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB submitted on May 7, 2003.

** Previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB submitted on May 12, 2003.

II(1)-11 English translation of Invitation and Agenda/Complete Proposals prepared by Svendborg, concerning the extraordinary general meeting.

II(1)-12 English translation of Invitation and Agenda/Complete Proposals prepared by 1912, concerning the extraordinary general Meeting.

II(1)-13 English translation of advertisement published in the Danish Gazette in Denmark on May 23, 2003, concerning the extraordinary general meeting.

II(1)-14 Wall Street Journal advertisement published on May 27, 2003, concerning the extraordinary general meeting.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form previously filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on May 7, 2003.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AKTIESELSKABET DAMPSKIBSSELSKABET SVENDBORG

By: ________________________
Name: Eivind Kolding
Title: Executive Vice President and Chief Financial Officer

By: ________________________
Name: Michael V. Møller
Title: Vice President, General Counsel

Date: May 27, 2003

Exhibit II(1)-11

May 2003

Aktieselskabet Dampskibsselskabet Svendborg

This document and the transactions contemplated herein (collectively, the "Transactions") regards Dampskibsselskabet af 1912, Aktieselskab, and Aktieselskabet Dampskibsselskabet Svendborg which are Danish companies. The Transactions involve the securities of Danish companies and are subject to disclosure requirements in Denmark that are different from those of the United States. Financial statements included or referred to in the document, if any, have been prepared in accordance with Danish accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies' registered domiciles and principal places of business are located in Denmark, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. This document has been translated from Danish into English. In case of any discrepancy between the Danish text and the English translation, the Danish text shall prevail.

We hereby invite you to the Extraordinary General Meeting in **Aktieselskabet Dampskibsselskabet Svendborg**. The Meeting will be held on Thursday 12 June 2003 at 11 am at Mærskgården, Eghavevej 22, Troense, Svendborg.

To order admission cards please contact the Shareholders Secretariat by telephone +45 3363 3667 by 5 pm on Tuesday 10 June 2003.

AGENDA / COMPLETE PROPOSALS

1. **Proposal by the Board of Directors to increase the share capital of the Company from DKK 745,200,000 to a total of DKK 2,235,600,000 by issuing bonus shares in the amount of DKK 1,490,400,000 divided into A-share capital of DKK 745,200,000 and B-share capital of DKK 745,200,000, in which connection two new shares of DKK 1,000 shall be issued for each share of DKK 1,000 and one new share of DKK 1,000 shall be issued for each share of DKK 500 and Articles 2 and 12 (amount of share capital) of the Articles of Association shall be amended.**

The Board of Directors proposes to increase the share capital of the Company by the issue of bonus shares as follows:

a. The share capital is increased from DKK 745,200,000 to a total of DKK 2,235,600,000 by DKK 1,490,400,000 divided into A-share capital of DKK 745,200,000 and B-share capital of DKK 745,200,000.

b. The capital increase is completed by the issue of bonus shares in which connection two new shares of DKK 1,000 will be issued for each existing share of DKK 1,000 whereas one new share of DKK 1,000 will be issued for each existing share of DKK 500.

c. The capital increase is effected by the transfer of an amount of 1,490,400,000 from the distributable reserves to the share capital, cf. Sections 39 and 110(1) of the Danish Companies Act.

d. There will be no trading in bonus share rights.

e. The new shares will confer the same rights as the existing shares, and, consequently, the new B-shares carry no voting rights.

f. In case of a subsequent capital increase of the A-share capital, holders of A-shares have a pre-emptive right to subscribe for a *pro rata* share of the amount of increase of the A-share capital. In case of a subsequent increase of the B-share capital, holders of B-shares shall have a pre-emptive right to subscribe for a *pro rata* share of the amount of increase of the B-share capital.

g. The new shares shall be negotiable instruments.

h. The shares shall be issued to bearer, but may be registered in the name of the holder in the Company's register of shareholders.

i. The new shares carry the right to receive dividend for the current financial year and other rights in the Company as from the time of registration of the capital increase with the Danish Commerce and Companies Agency.

j. Articles 2 and 12 are amended as a consequence of the proposal to issue bonus shares. The amendments appear from Appendix 1 to the Merger Plan, cf. item 2 of the agenda.

The shares will be registered on the account of the recipient with the Danish Securities Centre at the terms and conditions of the existing shares.

2. **Proposal by the Board of Directors to merge the Company with Dampskibsselskabet af 1912, Aktieselskab with the Company as the surviving company as set out in the Merger Plan (with appendix) made by the boards of directors of the two companies on 6 May 2003 and announced by the Danish Commerce and Companies Agency pursuant to Section 134d(2) of the Danish Companies Act on 6 May 2003, including the proposal to increase the share capital of the Company by DKK 2,160,000,000 to DKK 4,395,600,000 divided into A-share capital of DKK 1,080,000,000 and B-share capital of DKK 1,080,000,000 and the consequential amendment of Articles 2 and 12 (amount of share capital) of the Articles of Association as well as the following amendments to the Articles of Association as a consequence of the merger:**

Article 1	**(change of the Company's name to A.P. Møller - Mærsk A/S and adoption of the following secondary names: Aktieselskabet Dampskibsselskabet Svendborg (A.P. Møller - Mærsk A/S) and Dampskibsselskabet af 1912, Aktieselskab (A.P. Møller - Mærsk A/S)),**
Article 1	**(change of the Company's registered office to Copenhagen, Denmark),**
Article 3	**(change of the maximum number of nominee directors),**
Article 10	**(change of the place of general meetings).**

The Board of Directors proposes that, effective as of 1 January 2003, including accountingwise, the Company merges with Dampskibsselskabet af 1912, Aktieselskab with the former as the surviving company in accordance with the Merger Plan with appendix as made by the boards of directors of the two companies on 6 May 2003, including that the Company's share capital is increased by DKK 2,160,000,000 corresponding to the new shares which the shareholders of Dampskibsselskabet af 1912, Aktieselskab will receive as consideration.

The proposal involves amendments to Articles 1, 2, 3, 10 and 12 of the Articles of Association. The complete wording of the amendments appears from Appendix 1 to the Merger Plan.

3. **Proposal by the Board of Directors to amend the Articles of Association in accordance with the Danish Company Accounts Act and the Danish Companies Act:**

§ 8	**(change of terminology),**
§ 10	**(change of terminology and final date for holding general meetings),**
§ 14	**(change of terminology),**
§ 16	**(change of terminology),**
§ 17	**(adaptation to applicable accounting rules).**

The Board of Directors proposes that Articles 8, 10, 14, 16 and 17 of the Articles of Association be amended as a consequence of the changes to the Danish Company Accounts Act and the Danish Companies Act. The complete wording of the amendments appear from Appendix 1 to the Merger Plan, cf. item 2.

4. Authorisation to buy own shares.

The Board of Directors proposes that the Board of Directors be authorised, on behalf of the Company - within a period of 18 months following the extraordinary general meeting - from time to time to buy own shares until the total holding of the Company and its subsidiaries of own shares amounts to a maximum of 10% of the Company's total share capital.

The own shares may be acquired at the current market price from time to time +/÷ 10%.

5. Election of nominee directors.

Proposal to elect nominee directors is submitted at the general meeting at the latest.

6. Authorisation to the chairman of the meeting.

The Board of Directors proposes that the chairman of the meeting be authorised to take all steps necessary or appropriate for registration of the resolutions passed, including to make such amendments to and corrections in the documents prepared in this connection as may be required or requested by the Danish Commerce and Companies Agency or any other public authority as a condition for registration or approval or may be suggested as expedient.

--oo0oo--

Pursuant to Article 12 of the Company's Articles of Association adoption of the proposals under items 1, 2 and 3 is subject to at least two-thirds of the voting A-share capital being represented at the general meeting, and to at least two-thirds of these votes voting in favour of the proposal.

--oo0oo--

We enclose the following materials:

- Material regarding the merger:
  "Merger Plan for the companies Aktieselskabet Dampskibsselskabet Svendborg and Dampskibsselskabet af 1912, Aktieselskab"
- Prospectus regarding the issue of DKK 1,490,400,000 bonus shares.

Yours faithfully

A.P. Møller

Exhibit II(1)-12

May 2003

Dampskibsselskabet af 1912, Aktieselskab

This document and the transactions contemplated herein (collectively, the "Transactions") regards Dampskibsselskabet af 1912, Aktieselskab, and Aktieselskabet Dampskibsselskabet Svendborg which are Danish companies. The Transactions involve the securities of Danish companies and are subject to disclosure requirements in Denmark that are different from those of the United States. Financial statements included or referred to in the document, if any, have been prepared in accordance with Danish accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies' registered domiciles and principal places of business are located in Denmark, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. This document has been translated from Danish into English. In case of any discrepancy between the Danish text and the English translation, the Danish text shall prevail.

We hereby invite you to the Extraordinary General Meeting in **Dampskibsselskabet af 1912, Aktieselskab**. The Meeting will be held on Tuesday 10 June 2003 at 2 pm at the Bella Center (access via Hovedindgang Vest), Center Boulevard 5, 2300 Copenhagen.

To order admission cards please contact the Shareholders Secretariat by telephone +45 3363 3667 by 5 pm on Friday 6 June 2003.

AGENDA / COMPLETE PROPOSALS

1. **Proposal by the Board of Directors to increase the share capital of the Company from DKK 1,080,000,000 to a total of DKK 2,160,000,000 by issuing bonus shares in the amount of DKK 1,080,000,000 divided into A-share capital of DKK 540,000,000 and B-share capital of DKK 540,000,000, in which connection one new share of DKK 1,000 shall be issued for each share of DKK 1,000 and each share of DKK 500 shall be increased to DKK 1,000, and Articles 2 and 9 (amount of share capital), Article 2 (abolishment of the denomination of DKK 500) and Article 8 (each A-share amount of DKK carries two votes) of the Articles of Association shall be amended.**

The Board of Directors proposes that the share capital of the Company be increased by the issue of bonus shares as follows:

a. The share capital is increased from DKK 1,080,000,000 to a total of DKK 2,160,000,000 by DKK 1,080,000,000 divided into A-share capital of DKK 540,000,000 and B-share capital of DKK 540,000,000.

b. The capital increase is completed by the issue of bonus shares in which connection one new share of DKK 1,000 will be issued for each existing share of DKK 1,000 and each existing share of DKK 500 will be increased to DKK 1,000.

c. The capital increase is effected by the transfer of an amount of DKK 1,080,000,000 from the distributable reserves to the share capital, cf. Sections 39 and 110(1) of the Danish Companies Act.

d. There will be no trading in bonus share rights.

e. The new shares will confer the same rights as the existing shares, and, consequently, the new B-shares carry no voting rights.

f. In case of a subsequent capital increase of the A-share capital, holders of A-shares will have a pre-emptive right to subscribe for a *pro rata* share of the amount of increase of the A-share capital. In case of a subsequent increase of the B-share capital, holders of B-shares will have a pre-emptive right to subscribe, on a *pro rata* basis, for the amount of increase of the B-share capital.

g. The new shares shall be negotiable instruments.

h. The new shares shall be issued to bearer, but may be registered in the name of the holder in the Company's register of shareholders.

i. The new shares carry the right to receive dividend for the current financial year and other rights in the Company as from the time of registration of the capital increase with the Danish Commerce and Companies Agency.

j. Article 2 of the Articles of Association will read as follows:

"The share capital of the company is DKK 2,160,000,000 of which DKK 1,080,000,000 is in Class A-shares and DKK 1,080,000,000 is in Class B-shares. Each share class is divided into shares of DKK 1,000.".

k. Article 8(2), first sentence, of the Articles of Association will read as follows:
"Each A-share amount of DKK 1,000 shall give the right to two votes.".

l. Article 9(2), first sentence, will read as follows:
"For the adoption of resolutions concerning amendments to the Articles of Association of the Company, increase of the share capital beyond DKK 2,160,000,000, whether by an issue of A- and/or B-shares and/or in any other way, and any reduction of the share capital, at least two-thirds of the A-share capital shall be represented by persons entitled to vote at the general meeting, and at least two-thirds of these votes shall be cast in favour of the adoption of the resolution.".

The shares are credited to the account of the shareholder with the Danish Securities Centre on the same terms and conditions as those applicable to the existing shares.

2. Proposal by the Board of Directors to merge the Company with Aktieselskabet Dampskibsselskabet Svendborg with the latter as the surviving company as set out in the Merger Plan (with appendix) made by the boards of directors of the two companies on 6 May 2003 and announced by the Danish Commerce and Companies Agency pursuant to Section 134d(2) of the Danish Companies Act on 6 May 2003.

The Board of Directors proposes that, effective as of 1 January 2003, including accountingwise, the Company shall merge with Aktieselskabet Dampskibsselskabet Svendborg with the latter as the surviving company in accordance with the Merger Plan with appendix as made by the boards of directors of the two companies on 6 May 2003.

3. Authorisation to the chairman of the meeting.

The Board of Directors proposes that the chairman of the meeting be authorised to take all steps necessary or appropriate for registration of the resolutions passed, including to make such amendments to and corrections in the documents prepared in this connection as may be required or requested by the Danish Commerce and Companies Agency or any other public authority as a condition for registration or approval or may be suggested as expedient.

Pursuant to Article 9 of the Company's Articles of Association adoption of item 1 is subject to two-thirds of the A-share capital being represented by persons entitled to vote at the general meeting, and that at least two-thirds of these votes vote in favour of the proposal and adoption of item 2 is subject to at least three-fourths of the voting A-share capital being represented by persons entitled to vote at the general meeting and that at least three-fourths of these votes vote in favour of the proposal.

--oo0oo--

We enclose the following materials:

- Material regarding the merger:
  "Merger Plan for the companies Aktieselskabet Dampskibsselskabet Svendborg og Dampskibsselskabet af 1912, Aktieselskab"
- Prospectus regarding the issue of DKK 1,080,000,000 bonus shares.

Yours faithfully

A.P. Møller

Exhibit II(1)-13

Aktieselskabet Dampskibsselskabet Svendborg

Extraordinary General Meeting

Extraordinary General Meeting will be held on Thursday 12 June 2003, at 11 am at Mærskgården, Eghavevej 22, Troense, Svendborg.

AGENDA

1. Proposal by the Board of Directors to increase the share capital of the Company from DKK 745,200,000 to a total of DKK 2,235,600,000 by issuing bonus shares in the amount of DKK 1,490,400,000 divided into A-share capital of DKK 745,200,000 and B-share capital of DKK 745,200,000, in which connection two new shares of DKK 1,000 shall be issued for each share of DKK 1,000 and one new share of DKK 1,000 shall be issued for each share of DKK 500 and Articles 2 and 12 (amount of share capital) of the Articles of Association shall be amended.

2. Proposal by the Board of Directors to merge the Company with Dampskibsselskabet af 1912, Aktieselskab with the Company as the surviving company as set out in the Merger Plan (with appendix) made by the boards of directors of the two companies on 6 May 2003 and announced by the Danish Commerce and Companies Agency pursuant to Section 134d(2) of the Danish Companies Act on 6 May 2003, including the proposal to increase the share capital of the Company by DKK 2,160,000,000 to DKK 4,395,600,000 divided into A-share capital of DKK 1,080,000,000 and B-share capital of DKK 1,080,000,000 and the consequential amendment of Articles 2 and 12 (amount of share capital) of the Articles of Association as well as the following amendments to the Articles of Association as a consequence of the merger:

Article 1	(change of the Company's name to A.P. Møller - Mærsk A/S and adoption of the following secondary names: Aktieselskabet Dampskibsselskabet Svendborg (A.P. Møller - Mærsk A/S) and Dampskibsselskabet af 1912, Aktieselskab (A.P. Møller - Mærsk A/S)),
Article 1	(change of the Company's registered office to Copenhagen, Denmark),
Article 3	(change of the maximum number of nominee directors),
Article 10	(change of the place of general meetings).

3. Proposal by the Board of Directors to amend the Articles of Association in accordance with the Danish Company Accounts Act and the Danish Companies Act:

§ 8	(change of terminology),
§ 10	(change of terminology and final date for holding general meetings),
§ 14	(change of terminology),
§ 16	(change of terminology),
§ 17	(adaptation to applicable accounting rules).

4. Authorisation to buy own shares.

5. Election of nominee directors.

6. Authorisation to the chairman of the meeting.

Pursuant to Article 12 of the Company's Articles of Association adoption of the proposals under items 1, 2 and 3 is subject to at least two-thirds of the voting A-share capital being represented at the general meeting, and to at least two-thirds of these votes voting in favour of the proposal.

To order Admission cards please contact the Shareholders Secretariat by telephone +45 3363 3667 by 5 pm on Tuesday 10 June 2003.

Board of Directors

Dampskibsselskabet af 1912, Aktieselskab

Extraordinary General Meeting

Extraordinary General Meeting will be held on Tuesday 10 June 2003, at 2 pm at the Bella Center (access via Hovedindgang Vest), Center Boulevard 5, 2300 Copenhagen.

AGENDA

1. Proposal by the Board of Directors to increase the share capital of the Company from DKK 1,080,000,000 to a total of DKK 2,160,000,000 by issuing bonus shares in the amount of DKK 1,080,000,000 divided into A-share capital of DKK 540,000,000 and B-share capital of DKK 540,000,000, in which connection one new share of DKK 1,000 shall be issued for each share of DKK 1,000 and each share of DKK 500 shall be increased to DKK 1,000, and Articles 2 and 9 (amount of share capital), Article 2 (abolishment of the denomination of DKK 500) and Article 8 (each A-share amount of DKK 1,000 carries two votes) of the Articles of Association shall be amended.

2. Proposal by the Board of Directors to merge the Company with Aktieselskabet Dampskibsselskabet Svendborg with the latter as the surviving company as set out in the Merger Plan (with appendix) made by the boards of directors of the two companies on 6 May 2003 and announced by the Danish Commerce and Companies Agency pursuant to Section 134d(2) of the Danish Companies Act on 6 May 2003.

3. Authorisation to the chairman of the meeting.

Pursuant to Article 9 of the Company's Articles of Association adoption of item 1 is subject to two-thirds of the A-share capital being represented by persons entitled to vote at the general meeting, and that at least two-thirds of these votes vote in favour of the proposal and adoption of item 2 is subject to at least three-fourths of the voting A-share capital being represented by persons entitled to vote at the general meeting and that at least three-fourths of these votes vote in favour of the proposal.

To order Admission cards please contact the Shareholders Secretariat by telephone +45 3363 3667 by 5 pm on Friday 6 June 2003.

Board of Directors

Exhibit II(1)-14

Aktieselskabet Dampskibsselskabet Svendborg
Extraordinary General Meeting

Extraordinary General Meeting will be held on Thursday 12 June 2003, at 11 am at Maerskgarden, Eghavevej 22, Troense, Svendborg.

AGENDA

1. Proposal by the Board of Directors to increase the share capital of the Company from DKK 745,200,000 to a total of DKK 2,235,600,000 by issuing bonus shares in the amount of DKK 1,490,400,000 divided into A-share capital of DKK 745,200,000 and B-share capital of DKK 745,200,000, in which connection two new shares of DKK 1,000 shall be issued for each share of DKK 1,000 and one new share of DKK 1,000 shall be issued for each share of DKK 500 and Articles 2 and 12 (amount of share capital) of the Articles of Association shall be amended.
2. Proposal by the Board of Directors to merge the Company with Dampskibsselskabet af 1912, Aktieselskab with the Company as the surviving company as set out in the Merger Plan (with appendix) made by the boards of directors of the two companies on 6 May 2003 and announced by the Danish Commerce and Companies Agency pursuant to Section 134d (2) of the Danish Companies Act on 6 May 2003, including the proposal to increase the share capital of the Company by DKK 2,160,000,000 to DKK 4,395,600,000 divided into A-share capital of DKK 1,080,000,000 and B-share capital of DKK 1,080,000,000 and the consequential amendment of Articles 2 and 12 (amount of share capital) of the Articles of Association as well as the following amendments to the Articles of Association as a consequence of the merger:
   - Article 1 (change of the Company's name to A.P. Møller - Maersk A/S and adoption of the following secondary names: Aktieselskabet Dampskibsselskabet Svenborg (A.P. Møller - Maersk A/S) and Dampskibselskabet af 1912, Aktieselskab (A.P. Møller - Maersk A/S)),
   - Article 1 (change of the Company's registered office to Copenhagen, Denmark),
   - Article 3 (change of the maximum number of nominee directors),
   - Article 10 (change of the place of general meetings).
3. Proposal by the Board of Directors to amend the Articles of Association in accordance with the Danish Company Accounts Act and the Danish Companies Act:
   - § 8 (change of terminology),
   - §10 (change of terminology and final date for holding general meetings),
   - § 14 (change of terminology),
   - § 16 (change of terminology),
   - § 17 (adaptation to applicable accounting rules).
4. Authorization to buy own shares.
5. Election of nominee directors.
6. Authorization to the chairman of the meeting.

Pursuant to Article 12 of the Company's Articles of Association adoption of the proposals under items 1, 2 and 3 is subject to at least two-thirds of the voting A-share capital being represented at the general meeting, and to at least two-thirds of these votes voting in favor of the proposal.

To order Admission cards please contact the Shareholders Secretariat by telephone +45 3363 3667 by 5 pm on Tuesday 10 June 2003.

Board of Directors

Dampskibsselskabet af 1912, Aktieselskab
Extraordinary General Meeting

Extraordinary General Meeting will be held on Tuesday 10 June 2003, at 2 pm at the Bella Center (access via Hovedindgang Vest), Center Boulevard 5, 2300 Copenhagen.

AGENDA

1. Proposal by the Board of Directors to increase the share capital of the Company from DKK 1,080,000,000 to a total of DKK 2,160,000,000 by issuing bonus shares in the amount of DKK 1,080,000,000 divided into A-share capital of DKK 540,000,000 and B-share capital of DKK 540,000,000, in which connection one new share of DKK 1,000 shall be issued for each share of DKK 1,000 and each share of DKK 500 shall be increased to DKK 1,000, and Articles 2 and 9 (amount of share capital), Article 2 (abolishment of the denomination of DKK 500) and Article 8 (each A-share amount of DKK 1,000 carries two votes) of the Articles of Association shall be amended.

2. Proposal by the Board of Directors to merge the Company with Aktieselskabet Dampskibsselskabet Svendborg with the latter as the surviving company as set out in the Merger Plan (with appendix) made by the boards of directors of the two companies on 6 May 2003 and announced by the Danish Commerce and Companies Agency pursuant to Section 134d (2) of the Danish Companies Act on 6 May 2003.

3. Authorization to the chairman of the meeting.

Pursuant to Article 9 of the Company's Articles of Association adoption of item 1 is subject to two-thirds of the A-share capital being represented by persons entitled to vote at the general meeting, and that at least two-thirds of these votes vote in favor of the proposal and adoption of item 2 is subject to at least three-fourths of the voting A-share capital being represented by persons entitled to vote at the general meeting and that at least three-fourths of these votes vote in favor of the proposal.

To order Admission cards please contact the Shareholders Secretariat by telephone +45 3363 3667 by 5 pm on Friday 6 June 2003.

Board of Directors

This document and the transactions contemplated herein (collectively, the "Transactions") regards Dampskibsselskabet af 1912, Aktieselskab, and Aktieselskabet Dampskibsselskabet Svendborg which are Danish companies. The Transactions involve the securities of Danish companies and are subject to disclosure requirements in Denmark that are different from those of the United States. Financial statements included or referred to in the document, if any, have been prepared in accordance with Danish accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies' registered domiciles and principal places of business are located in Denmark, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.